

June 23, 2011

Via Facsimile
Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

> **Re:** **Tianyin Pharmaceutical Co. Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 16, 2011**
> **File No. 001-34189**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

1. Please amend your disclosures to describe the facts and circumstances that led the Company to determine that previously issued financial statements should not be relied upon. Revised disclosures should include why the Company decided to adopt ASC 815-40, *Derivatives and Hedging*, and retroactively apply the accounting standard to the Series A and Series B warrants.

2. Regarding your statement that "Due to the adoption of ASC 815-40 (formerly EITF 07-05), which is retrospectively applied…", considering this accounting standard should have been adopted in prior years this would appear to be an error in the application of U.S. GAAP rather than the adoption of an accounting standard. Please revise your disclosures to identify the error in recording the Company's Series A and Series B warrants, if true, or further

explain to us how you determined that reclassifying the warrants from equity to liabilities is adopting an accounting standard that was effective in prior years. If you determine that the reclassification from equity to liabilities is indeed an error in the application of U.S. GAAP, please revise your disclosures to state that you will amend the stated periodic filings to include restated financial statements for the respective periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief